ArcelorMittal submits offer in re-bidding process for Essar Steel India Limited in connection with joint venture with Nippon Steel & Sumitomo Metal

2 April 2018

ArcelorMittal and Nippon Steel & Sumitomo Metal Corporation (‘NSSMC’) announce that ArcelorMittal’s subsidiary ArcelorMittal India Private Limited (‘AMIPL’) has today submitted an offer in the re-bidding process for Essar Steel India Limited (‘Essar Steel’) in connection with the joint venture between ArcelorMittal and NSSMC to jointly acquire and manage Essar Steel.

NSSMC is Japan’s leading steel company, with capacity to produce approximately 50 million tons of crude steel per year with a reputation for innovation and high-quality products. ArcelorMittal and NSSMC have enjoyed a close collaboration for many decades co-operating high-quality downstream finishing facilities in the US including I/N Tek, I/N Kote and, since 2014, jointly acquired and turned around AM/NS Calvert which has state-of-the-art facilities in Alabama that had failed to reach its potential under its previous owner.

Commenting, Lakshmi Mittal, Chairman and CEO ArcelorMittal, said:

“The aim of the resolution process is to find a strong, new, capable owner for Essar Steel and maximize returns to creditors. We believe that ArcelorMittal, together with NSSMC, has the most relevant credentials and experience and is the most credible owner for Essar Steel given our decades of steel industry expertise, backed up by industry leading research and development and a wide range of innovative product capabilities.

“We are confident we are eligible; we are confident we have the strongest track record; and we are confident we have made a strong and competitive offer. At the heart of this offer is a compelling industrial plan that enhances and transforms the asset. The plant in Hazira is a big integrated steel-making facility that requires dedicated knowledge and technological expertise to de-bottleneck, grow and enhance its product portfolio. We plan to commit significant capital expenditure to grow the asset, inject our proprietorial patents and processes and bring new high-quality products for industries such as automotive and solar to India.

“India has an ambitious goal to transform its economy and deliver a better standard of living for all its people. Developing its manufacturing industry is an important component of this journey as exemplified by the government’s plan to expand the country’s steelmaking capacity to 300 million tons. Supported by the right know-how and technology, Essar Steel is well positioned to play a part in this. Given our Indian heritage we would be proud to contribute to the country’s future prosperity.”

Mr. Kosei Shindo, President of NSSMC, said:

“India is the most promising steel market in the world, and NSSMC has been seeking opportunities to establish a significant presence in India, motivated by a long and successful history of respect and collaboration between Japan and India. This project, if implemented, will be consistent with the policy of the Japanese Government to further strengthen the relationship between India and Japan. The Japanese Government has been following the project and is looking for its realization.

“Essar Steel is a good asset with a lot of potential and I believe that NSSMC and ArcelorMittal could provide operational experience and access to the best of global technologies that will enable Essar Steel to reach its potential and greatly contribute to the turnaround of the Indian steel manufacturing sector. We believe NSSMC, together with ArcelorMittal, could help India achieve the National Steel Policy as well as the Make-in-India policy, as we have long been contributing to localization of steel production in other countries such as Brazil, USA, and many ASEAN countries by direct investment.

“I believe that the partnership between NSSMC and ArcelorMittal will provide important economic returns to Essar Steel’s creditor banks, while substantially enhancing the prospects for a sustainable turnaround plan for Essar Steel and its employees, customers, suppliers and other stakeholders.”

AMIPL first submitted a bid for Essar Steel on 12th February. On 2nd March, ArcelorMittal announced it had signed a joint venture agreement with NSSMC which will see the two companies co-own and co-manage Essar Steel in the event AMIPL’s bid is successful.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 18 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.

Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate.

For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components people use in their everyday lives more energy efficient.

We are one of the world’s five largest producers of iron ore and metallurgical coal. With a geographically diversified portfolio of iron ore and coal assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow.

In 2017, ArcelorMittal had revenues of $68.7 billion and crude steel production of 93.1 million metric tonnes, while own iron ore production reached 57.4 million metric tonnes.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

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